                                                                  Exhibit 99.112

                                  FORM 51-102F4

                           BUSINESS ACQUISITION REPORT

                          TRANSITION THERAPEUTICS INC.

ITEM 1 -- IDENTITY OF THE REPORTING ISSUER

1.1  - NAME AND ADDRESS OF REPORTING ISSUER

       Transition Therapeutics Inc. ("Transition" or the "Company") 101 College Street, Suite 220
       Toronto, Ontario, M5G 1L7

1.2 -- EXECUTIVE OFFICER

       Further information regarding the matters described in this business acquisition report may be obtained from Elie Farah, Chief Financial Officer and Vice President Corporate Development. Mr. Farah, who is knowledgeable about \the acquisition described herein, may be contacted at (416) 263-1203 or via email at efarah@transitiontherapeutics.com.

ITEM 2 -- DETAILS OF ACQUISITION

2.1 -- NATURE OF BUSINESS ACQUIRED

       The Company completed the step acquisition of Ellipsis Neurotherapeutics Inc. ("ENI") a biotechnology company. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression and improve symptoms such as cognitive function.

2.2 -- DATE OF ACQUISITION

       March 10, 2006

2.3 -- CONSIDERATION

       The step acquisition of ENI occurred in a series of transactions during the period of November 2004 to March 2006 as follows:

       Initial investment:

       On the closing of the initial transaction on November 4, 2004, the Company acquired a 17.9% interest in ENI as follows;

       (a) 1,000,000 ENI common shares for consideration paid by Transition to ENI of Cdn$1,000,000. The ascribed value per ENI share was equal to Cdn$1.00 being the offering price of shares set by ENI.

       (b) 1,000,000 ENI common shares for consideration paid by Transition to ENI of 884,956 Transition common shares. The ascribed value per ENI share was equal to Cdn$1.00 being the offering price of shares set by ENI.

       (c) 400,000 ENI common shares in exchange for the issuance by Transition of 4,000,000 exchange rights. Each such exchange right entitled certain ENI shareholders to exchange one ENI common share for 0.8264 of a Transition common share subject to certain predefined terms and conditions.

       Next Stage of Investment:

       During this stage of investment, the Company increased its interest in ENI to 33.2% as follows:

       (a) 300,000 ENI common shares, earned during the first and second quarter of fiscal 2006, as compensation for services rendered pursuant to a services agreement entered into with ENI on November 4, 2004.

       (b) 346,420 ENI common shares were purchased on November 15, 2005 as part of an ENI share purchase rights offering. Consideration paid by Transition was Cdn$381,062. The ascribed value per ENI share was equal to Cdn$1.10 being the offering price of shares set by ENI.

       (c) 1,500,000 ENI common shares resulting from the exercise of the aforementioned exchange rights by certain ENI shareholders on January 27, 2006 for 1,239,600 Transition common shares.

       Final Stage of Investment:

       On March 10, 2006, the Company completed the step acquisition of ENI by acquiring the 66.8% of ENI that it did not already own as follows;

       (a) 9,492,654 ENI common shares for consideration of 18,985,308 Transition common shares. Per the negotiated share purchase agreement, each ENI common share was exchanged for two Transition common shares and the ascribed value per ENI share was equal to Cdn$1.40 and the ascribed value of the Transition common shares was Cdn$0.70. The shares were exchanged on March 10, 2006.

       (b) Contingent Consideration -- Additional payments are required to be made to the former ENI shareholders if certain events transpire. ENI shareholders are entitled to a series of payments, contingent on AZD-103 achieving certain clinical milestones, potentially totaling up to Cdn$12,762,333 million payable in Transition common shares at then market prices and a royalty of up to 1% on net sales of AZD-103.

2.4 -- EFFECT ON FINANCIAL POSITION

       Upon closing of the final step of the acquisition, per a condition stipulated in the share purchase agreement, all of the individual directors, officers, and employees of ENI resigned upon the closing of the transaction on March 10, 2006.

       Subsequent to the acquisition of all of the outstanding shares of ENI, Transition intended to investigate potential partnering opportunities for the AZD-103 compound with pharmaceutical and biotechnology companies. On September 27, 2006, the Company announced that it had entered into a co-development arrangement with Elan Pharma International Limited. For further details of the transaction please refer to the Company's news release dated September 27, 2006.

       Also, after the final stage of the acquisition, Transition had intended to amalgamate ENI and its related companies with another of its wholly owned subsidiaries. Effective September 22, 2006, ENI and its related companies were amalgamated with Transition's wholly owned subsidiary Waratah Pharmaceuticals Inc.

2.5 -- PRIOR VALUATIONS

       None.

2.6 -- PARTIES TO THE TRANSACTION

       Other than Dr. Tony Cruz (CEO of Transition) who became a member of the ENI board of directors upon Transition taking an initial equity interest in ENI, the transaction was not with informed persons, associates or affiliates of the Company.

2.7 -- DATE OF REPORT

       August 9, 2007

3.0 -- FINANCIAL STATEMENTS

       The financial statements required by part 8 of NI 51-102 are attached hereto as Appendix A.

                    APPENDIX A - PRO FORMA STATEMENTS OF LOSS

                      INDEX TO PRO FORMA STATEMENTS OF LOSS

Unaudited Pro Forma Consolidated Statement of Loss for the Year Ended June 30, 2005....................................         F-2
Unaudited Pro Forma Consolidated Statement of Loss for the Three Months Ended December 31, 2005........................         F-3
Notes to the Pro Forma Consolidated Statements of Loss.................................................................         F-4
ENI Financial Statements...............................................................................................         F-8

TRANSITION THERAPEUTICS INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS FOR THE YEAR ENDED JUNE 30, 2005

                                                      TRANSITION                                  PRO FORMA           PRO FORMA
                                                   THERAPEUTICS INC.             ENI             ADJUSTMENTS         CONSOLIDATED
                                                   -----------------        --------------      --------------      ---------------
Revenue                                            $         109,370        $            -      $                   $       109,370
                                                   -----------------        --------------      --------------      ---------------
Research and development                                   3,944,096                96,569                                4,040,665
General and administrative                                 2,944,105               174,515                                3,118,620
Amortization                                               8,209,627             1,337,879          (1,337,879)(c)
                                                                                                       697,261 (c)        8,906,888
Foreign exchange (gain) loss                                   6,357                     -                                    6,357
                                                   -----------------        --------------      --------------      ---------------
Sub-total                                                 15,104,185             1,608,963                               16,072,530
                                                   -----------------        --------------      --------------      ---------------
Loss before the following                                (14,994,815)           (1,608,963)                             (15,963,160)
Interest income, net                                         513,822                72,057                                  585,879
Equity loss in ENI                                          (183,626)                    -             183,626 (d)                -
Losses of company transferred under
  contractual arrangement                                   (606,243)                    -                                 (606,243)
                                                   -----------------        --------------      --------------      ---------------
Loss before income taxes                                 (15,270,862)           (1,536,906)                             (15,983,524)
Future income taxes recovery                               1,047,754               622,934            (622,934)(c)
                                                                                                       251,851 (c)        1,299,605
                                                   -----------------        --------------      --------------      ---------------
Net loss                                                 (14,223,108)             (913,972)                             (14,683,919)
NET LOSS PER SHARE
Basic and diluted                                  $            0.12                                                $         0.011
Weighted average number of common shares
  outstanding                                            114,854,175                                                    128,097,334


TRANSITION THERAPEUTICS INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

                                               TRANSITION                                     PRO FORMA              PRO FORMA
                                            THERAPEUTICS INC.           ENI                  ADJUSTMENTS           CONSOLIDATED
                                           --------------------    ---------------          -------------        ----------------
Revenue
Management Fees                            $            157,840     $            0          $    (157,840) (e)    $             0
Licensing Fees                                           32,811                  0                                         32,811
                                           --------------------     --------------          -------------         ---------------
Total Revenue                                           190,651                  0                                         32,811
                                           --------------------     --------------          -------------         ---------------
Research and development                              2,337,439            765,195                                      3,102,634
General and administrative                              754,431           (104,213) (h)                                   650,218
Amortization                                          2,189,652            502,071               (502,071) (c)
                                                                                                  237,407 (c)           2,427,059
Foreign exchange (gain) loss                            (48,367)            21,892                                        (26,475)
Loss on disposal of capital
  assets and assets held for sale                         2,112                  0                                          2,112
                                           --------------------     --------------          -------------         ---------------
Sub-total                                             5,235,267          1,184,945                                      6,155,548
                                           --------------------     --------------          -------------         ---------------
Loss before the following                            (5,044,616)        (1,184,945)                                    (6,122,737)
Interest income, net                                     86,692             15,788                                        102,480
Equity loss in ENI                                     (183,315)                 0                183,315 (d)                   0
Losses of company transferred under
  contractual arrangement                              (166,733)                 0                                       (166,733)
                                           --------------------     --------------          -------------         ---------------
Loss before income taxes                             (5,307,972)        (1,169,157)                                    (6,186,990)
Future income taxes recovery                                  0            (65,349)                65,349 (c)
                                                                                                   85,751 (c)              85,751
                                           --------------------     --------------          -------------         ---------------
Net loss                                             (5,307,972)        (1,234,506)                                    (6,101,239)
NET LOSS PER SHARE
Basic and diluted                          $               0.04                                                   $          0.04
Weighted average number of
  common shares outstanding                         121,425,151                                                       141,650,059


TRANSITION THERAPEUTICS INC.
NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS OF LOSS
(in Canadian $)
(unaudited)

1.    BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statements of loss of Transition Therapeutics Inc. ("Transition" or "the Company") for the three month period ended December 31, 2005 and the year ended June 30, 2005 have been prepared to give effect to the purchase of 100% of the shares of Ellipsis Neurotherapeutics Inc. ("ENI") (the "Transaction").

These unaudited pro forma consolidated statements of loss have been prepared by management of Transition using the same accounting policies disclosed in its audited financial statements of the Company as at and for the year ended June 30, 2005.

In the opinion of Transition management, the unaudited pro forma consolidated statements of loss include all adjustments necessary for the fair presentation of the pro forma operating results in accordance with Canadian generally accepted accounting principles.

The accompanying unaudited pro forma consolidated statements of loss have been prepared to give effect to the Transaction as at July 1, 2004.

The unaudited pro forma consolidated statements of loss for the three month period ended December 31, 2005, have been prepared from:

      - Transition's unaudited interim consolidated financial statements as at and for the three month period ended December 31, 2005;

      - ENI's unaudited interim financial statements as at and for the six months ended June 30, 2005;

      - ENI's unaudited draft interim financial statements as at and for the three months ended September 30, 2005;

      - ENI's audited consolidated financial statements as at and for the year ended December 31, 2005; and

      -     the adjustments and assumptions outlined in Note 3.

The unaudited pro forma consolidated statement of loss for the year ended June 30, 2005 has been prepared from:

      - Transition's audited consolidated statement of loss for the year ended June 30, 2005;

      - ENI's unaudited interim financial statements for the period from inception on October 5, 2004 to December 31, 2004;

      - ENI's unaudited interim financial statements for the six month period ended June 30, 2005; and

      -     the adjustments and assumptions outlined in Note 3.

The unaudited pro forma consolidated statements of loss are prepared for illustrative purposes only and may not be indicative of the operating results that have occurred after the Transaction described in Note 2 below which was completed on the dates indicated.

Furthermore, the reported unaudited pro forma consolidated statements of loss are not necessarily indicative of the operating results that may be obtained by Transition in the future.

The unaudited pro forma consolidated statements of loss should be read in conjunction with the historical unaudited consolidated financial statements of Transition for the three month period ended December 31, 2005 and the audited consolidated financial statements of Transition for the year ended June 30, 2005 (Transition financial statements are available on sedar) and the historical financial statements of ENI for the relevant periods. Please note that other than as disclosed herein, since ENI was a privately held company the ENI financial statements are not publicly available.

2.    ACQUISITION OF THE ASSETS OF ENI

      The step acquisition of ENI occurred in a series of transactions during the period of November 2004 to March 2006 as follows:

      Initial investment:

      On the closing of the initial transaction on November 4, 2004, the Company acquired a 17.9% interest in ENI, (2,400,000 ENI common shares), in exchange for i) 884,956 common shares of the Company (the "Acquired Shares"), ii) $1,000,000 in cash, and iii) 4,000,000 exchange rights (the "Exchange Rights"). Each Exchange Right allows the holder to convert one ENI common share into 0.8264 common shares of the Company, until they expire on February 4, 2006.

      Next Stage of Investment:

      Between November 4, 2004 and March 10, 2006, the Company increased its interest in ENI to 33.2% by acquiring 2,146,420 common shares as follows:

            (a) 300,000 common shares as compensation for services rendered pursuant to a services agreement entered into with ENI on November 4, 2004.

            (b) 346,420 common shares were purchased on November 15, 2005 as part of an ENI share purchase rights offering for cash consideration of $381,062.

            (c) 1,500,000 ENI common shares resulting from the exercise of Exchange Rights on January 27, 2006 in return for 1,239,600 Transition common shares.

      Final Stage of Investment:

      On March 10, 2006, the Company completed the step acquisition of ENI by acquiring the remaining 66.8% of ENI through the issuance of 18,985,308 Transition common shares. In addition, Transition may be required to issue an additional Cdn$12,762,333 in common shares, if AZD-103 achieves certain clinical milestones and pay a cash royalty of up to 1% on net sales of AZD-103.

3.    PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

      (a) The cost of the purchase of 100% of the assets of ENI was $13,288,485 consisting of cash consideration of $1,381,062, the issuance of 21,109,864 Transition common shares valued at market prices ranging from $0.70 to $1.13, rendering of management services, and the issuance of 4,000,000 Exchange Rights entitling certain ENI shareholders to exchange one ENI common share for 0.8264 of a Transition common shares, plus transaction costs of $253,296.

            In addition, Transition may be required to issue an additional Cdn$12,762,333 in common shares if AZD-103 achieves certain clinical milestones and pay a cash royalty of up to 1% on net sales of AZD-103.

      (b) The acquisition of the shares of ENI has been accounted for as an asset purchase since ENI is a development stage company and accordingly does not meet the definition of a business for accounting purposes. The estimated cost of purchase has been allocated to the assets acquired and the liabilities assumed as follows:

ASSETS ACQUIRED                                      $
---------------------------------              ------------
Cash and cash equivalents                         1,040,471
Receivables                                          33,596
Research Inventory                                1,183,975
Investment tax credits  receivable                  591,851
Prepaid expenses                                      2,400
Capital assets                                        1,960
Technology, products, and patents                14,244,423
Investments                                         183,000

Future income tax asset                             932,820
                                                 ----------
                                                 18,214,496
LESS LIABILITIES ASSUMED
Accounts payable and accrued liabilities             98,747
Loan Payable                                         67,500
Future income tax liability                       4,759,764
                                                 ----------
 Net assets acquired                             13,288,485
                                                 ==========

COST OF ACQUISITION

Investment in ENI, including
  accumulated equity loss                         2,221,935
Common Shares                                    10,727,317
Common shares issued for
  Exchange Rights                                   863,937
Guaranteed share obligation                        (778,000)
Acquisition costs                                   253,296
                                                 ----------
                                                 13,288,485
                                                 ==========

      The above purchase allocation represents the amounts assigned to assets acquired and liabilities assumed based on the fair value of such assets and liabilities at the date of acquisition. Intangible assets consist of technology which will be amortized over its estimated useful life, which is currently expected to be 15 years. Additionally, there may be changes in the amortization methods and estimated useful lives of the acquired identifiable intangible assets.

(c) The amortization expense recorded on the ENI statement of loss of $1,337,879 and $502,071 and the associated future income tax recovery/(provision) of $622,934 and ($65,349) for the year ended June 30, 2005 and the three month period ended December 31, 2005, respectively, have been reversed in order to properly reflect the consolidated statements of loss of the combined entities assuming the acquisition occurred on July 1, 2004. Amortization expense in the amount of $697,261 and $237,407 has been recorded for the year ended June 30, 2005 and the three month period ended December 31, 2005, respectively, for the finite life intangible assets acquired. In addition, $251,851 and $85,751 (calculated using an effective tax rate of 36.12%) corresponding to the recovery of the future tax liability related to the amortization of the intangible assets has been recorded for the year ended June 30, 2005 and the three month period ended December 31, 2005, respectively.

(d) Transition recognized its investment in ENI from November 4, 2004 until March 10, 2006 using the equity method. The equity loss in ENI recorded by Transition for the year ended June 30, 2005 and the three month period ended December 31, 2005, were $183,626 and $183,315, respectively. These amounts have been reversed in order to properly reflect the consolidated statements of loss of the combined entities assuming the acquisition occurred on July 1, 2004.

(e) The Company recorded management fee revenue for the three month period ended December 31, 2005 of $157,840. This fee was earned by achieving certain predefined milestones as agreed upon in the management services agreement between Transition and ENI dated November 4, 2004. This amount has been reversed in order to properly reflect the consolidated statements of loss of the combined entities assuming the acquisition occurred on July 1, 2004.

(f) The following table reflects the impact of the issuance of shares related to the ENI acquisition for each period presented:

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING                                 JUNE 30, 2005    DECEMBER 31, 2005
-------------------------------------       -------------    -----------------
Weighted average common shares
  outstanding per Transition financial
  statements                                  114,854,175       121,425,151

Adjustment to weight shares issued
  as a part of the ENI step acquisition
  as if they were issued as of
  November 4, 2004                             13,243,159        20,224,908
                                              -----------       -----------
Pro forma weighted average common
  shares outstanding                          128,097,334       141,650,059
                                              -----------       -----------

      No effect has been given to the potential exercise of stock options in the calculation of diluted loss per share, as the effect would be anti-dilutive.

(g) The unaudited pro forma consolidated financial statements have been prepared assuming Transition will continue as a going concern.

(h) The credit balance for general and administrative expense per the ENI statement of loss for the three months ended December 31, 2005, resulted from the improper classification of an investment tax credit in an administrative expense account.

ENI FINANCIAL STATEMENTS

ATTACHED ARE THE FOLLOWING FINANCIAL STATEMENTS FOR ENI:

      - ENI's audited consolidated financial statements as at and for the year ended December 31, 2005

      - ENI's unaudited draft interim financial statements as at and for the three months ended September 30, 2005;

                        ELLIPSIS NEUROTHERAPEUTICS INC.

                        FINANCIAL STATEMENTS AND CORPORATE TAX RETURNS YEAR ENDED DECEMBER 31, 2005

[EBD LOGO]                                             EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS
                                             10 MILNER BUSINESS COURT, SUITE 501
                                                        TORONTO, ONTARIO M1B 3C6
                                                               TEL: 416-293-5560
                                                               FAX: 416-293-5377

                                AUDITORS' REPORT

To the Shareholders of:
Ellipsis Neurotherapeutics Inc.

We have audited the balance sheet of Ellipsis Neurotherapeutics Inc. as at December 31, 2005 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and the results of its operations and the changes in its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario                                     "EDMONDSON BALL DAVIES LLP"
February 22, 2006                                          CHARTERED ACCOUNTANTS

                                                                              2.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                                   BALANCE SHEET

DECEMBER 31,                                    2005             2004
----------------------------------------     -----------    ------------
                                ASSETS

CURRENT
   Cash and cash equivalents                 $ 2,055,149    $  4,722,124
   Accounts receivable                            90,893          10,024
   Research inventory                          1,271,308               -
   Prepayments and deposits                        3,910             289
   Due from related parties (Note 3)              29,779               -
   Investment tax credits recoverable            615,424               -
                                             -----------    ------------

                                               4,066,463       4,732,437

LONG TERM INVESTMENTS (Note 4)                 1,000,000       1,000,000

FUTURE TAX ASSETS (Note 10)                      846,238         192,809

PROPERTY PLANT AND EQUIPMENT (Note 5)              2,077               -

TECHNOLOGY (Note 6)                            7,692,802       9,699,620
                                             -----------    ------------

                                             $13,607,580    $ 15,624,866
                                             ===========    ============

                              LIABILITIES

CURRENT
   Accounts payable and accrued liabilities  $   647,241    $     26,355
   Taxes payable                                       -           8,000
   Note payable                                        -          65,000
                                             -----------    ------------

                                                 647,241          99,355

FUTURE TAX LIABILITY (Note 10)                 2,520,619       2,699,768
                                             -----------    ------------

                                               3,167,860       2,799,123
                                             -----------    ------------

                           SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 7)                        13,183,025      12,766,131

STOCK OPTIONS (Note 8)                           270,000         270,000

DEFICIT                                       (3,013,305)       (210,388)
                                             -----------    ------------

                                              10,439,720      12,825,743
                                             -----------    ------------

                                             $13,607,580    $ 15,624,866
                                             ===========    ============

APPROVED ON BEHALF OF THE BOARD:

/s/ [ILLEGIBLE]            Director
-------------------------
                           Director
-------------------------

     The accompanying notes are an integral part of these financial statements.

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              3.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   STATEMENT OF LOSS AND DEFICIT

YEAR ENDED DECEMBER 31,                          2005           2004
-----------------------------------------    ------------    ----------
REVENUE
  Interest income                            $    93,992     $  17,733

EXPENSES
  Amortization of technology assets             2,007,185       334,470
  Research and development                      1,228,899             -
  Professional fees                               208,490        51,226
  Salaries and wages                               60,030             -
  Memberships and licences                         38,198        12,704
  Travel expenses                                  16,973            14
  Rent and premises                                14,834         1,500
  Insurance                                        10,765             -
  Telephone and telecommunications                 10,677             -
  Loss on foreign exchange                          8,072             -
  Office expenses                                   7,962         2,858
  Bank charges and interest                           508           200
                                            -------------    ----------

                                                3,612,593       402,972
                                            -------------    ----------

LOSS FROM OPERATIONS                           (3,518,601)     (385,239)

FUTURE INCOME TAXES                              (832,578)     (174,851)
                                            -------------    ----------

NET LOSS FOR THE PERIOD                        (2,686,023)     (210,388)
                                            -------------    ----------

DEFICIT, BEGINNING OF PERIOD                     (210,388)            -

PREMIUM PAID ON SHARE REDEMPTION (Note 7)        (116,894)            -
                                            -------------    ----------

DEFICIT, END OF PERIOD                      $  (3,013,305)   $ (210,388)
                                            =============    ==========

    The accompanying notes are an integral part of these financial statements.

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              4.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                         STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                                    2005           2004
-------------------------------------------------------------------    -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                           $ (2,686,023)  $   (210,388)
    Items not requiring an outlay of cash:
      Amortization                                                        2,007,185        334,470
                                                                       ------------   ------------

                                                                           (678,838)       124,082
                                                                       ------------   ------------

    Changes in non-cash working capital:
      Increase (decrease) in future taxes                                  (832,578)     2,506,959
      (Increase) decrease in investment tax credits and capital tax
        recoverable                                                        (623,424)         8,000
      Increase in accounts payable and accrued liabilities                  620,887         26,355
      (Increase) decrease in inventories                                 (1,271,308)             -
      Increase in prepaid expenses                                           (3,621)          (289)
      (Increase) in accounts receivable                                     (80,870)       (10,024)
                                                                       ------------   ------------

                                                                         (2,190,914)     2,531,001
                                                                       ------------   ------------

NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES                       (2,869,752)     2,655,083
                                                                       ------------   ------------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
    Capital stock redeemed                                                 (825,000)             -
    Capital stock, options and warrants issued                            1,125,000     13,036,131
    Due to related parties                                                  (29,779)             -
    (Decrease) increase in loans                                            (65,000)        65,000
                                                                       ------------   ------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                                    205,221     13,101,131
                                                                       ------------   ------------
CASH FLOWS (USED IN) INVESTING ACTIVITIES
    Additions to technology assets                                                -    (10,034,090)
    Additions to equipment                                                   (2,444)             -
    (Increase) in investments                                                     -     (1,000,000)
                                                                       ------------   ------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                                     (2,444)   (11,034,090)
                                                                       ------------   ------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (2,666,975)     4,722,124

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                            4,722,124              -
                                                                       ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                               $  2,055,149   $  4,722,124
                                                                       ============   ============

 CASH AND CASH EQUIVALENTS ARE COMPRISED OF:                               2005           2004

    Bank                                                               $    634,310   $    205,374
    Bankers Acceptance                                                    1,420,839      4,516,750
                                                                       ------------   ------------

                                                                       $  2,055,149   $  4,722,124
                                                                       ============   ============

 SUPPLEMENTARY INFORMATION:                                                2005           2004
    Income taxes recovered                                             $        NIL   $        NIL
    Interest paid                                                      $        NIL   $        NIL
    Interest collected                                                 $     93,992   $     17,733

     The accompanying notes are an integral part of these financial statements.

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              5.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

   The Corporation was incorporated under the laws of the Province of Ontario on October 5, 2004. As a result comparative figures for 2004 represent the result of operations from the date of incorporation to December 31, 2004.

   The Corporation was formed to acquire and commercialize proprietary Alzheimer's Disease technology by conducting clinical trials with small molecule compounds.

   These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

   The use of these principles may not be appropriate. The Corporation's ability to continue as a going concern is dependent upon its ability to commercialize its technology.

   These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments would be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

   (a)   Revenue Recognition

         Interest income is recognized on an accrual basis.

   (b)   Cash And Cash Equivalents

         The Corporation considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. The carrying value of these instruments approximates their market value.

   (c)   Research Inventory

         Research inventory consists of the accumulated costs of manufacturing the corporation's proprietary small molecule compounds and will be expensed as it is consumed during clinical trials.

   (d)   Long Term Investments

         Long term investments are accounted for at cost, unless there has been a permanent decline in value.

   (e)   Property, Plant And Equipment

         Property, plant and equipment are recorded at cost. Amortization is provided annually at rates calculated to write-off the assets over their estimated useful lives as follows (one half the rate in the year of acquisition):

                        Computer equipment        - 30% diminishing balance

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              6.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

  2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

  (f)   Technology

        The cost of intangibles with finite lives that are purchased from others for a particular research and development project are deferred and amortized on a straight line basis over their estimated useful life which is five years. The Corporation recognizes an impairment loss for intangible assets when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

  (g)   Research And Development Costs

        Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Corporation believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any costs to date.

  (h)   Use Of Estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities as at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from these estimates.

  (i)   Financial Instruments

        For the Corporation's financial instruments, including debt, accounts payable and accrued liabilities, the carrying amounts approximate fair value.

  (j)   Investment Tax Credits

        Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization reasonably assured.

  (k)   Income Taxes

        Income taxes are recognized for the future income tax consequences attributable to temporary differences between the carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

  (l)   Translation Of Foreign Currency

        Foreign currency amounts in these financial statements are converted to Canadian dollar balances as follows:

        i)    Monetary assets and liabilities denominated in foreign currencies
              - at the rate of exchange prevailing at the balance sheet date.

        ii) Non-monetary items and any related amortization of such items - at the rate of exchange in effect when the assets were acquired or obligations incurred.

        iii) All other income and expense items - at rates of exchange on the date of the transactions.

        Exchange gains or losses are included in the net loss for the year.

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              7.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

3.  DUE FROM RELATED PARTIES

                                                        2005       2004
Transition Therapeutics Inc.                          $ 29,779     $  -
                                                      --------     ----
                                                      $ 29,779     $  -
                                                      ========     ====

    Due from related parties represents advances made to Transition Therapeutics, a company which has significant influence in the company's affairs.

4.  LONG TERM INVESTMENTS

                                                           2005         2004
Transition Therapeutics Inc., 884,956 common shares    $ 1,000,000  $ 1,000,000
                                                       -----------  -----------
                                                       $ 1,000,000  $ 1,000,000
                                                       ===========  ===========


    The above noted shares were acquired from Transition Therapeutics Inc. ("Transition") as part of their subscription for shares of the Corporation in 2004, see Note (7). Transition has agreed that under certain circumstances, the realizable value of the shares will not be less than $1,000,000.

5.  PROPERTY, PLANT AND EQUIPMENT

                                                             Net       Net
                                   Cost      Amortization   2005      2004
Computer equipment                $ 2,444    $        367   $2,077    $  -
                                  =======    ============   ======    ====

6.  TECHNOLOGY

                                                            Net             Net
                            Cost       Amortization        2005            2004
Technology              $ 10,034,090    $ 2,341,288     $ 7,692,802     $ 9,699,620
                        ============   ============     ===========     ===========

    During 2004 the Corporation acquired rights from Ellipsis Biotherapeutics Corporation pursuant to Section 85 of the Income Tax Act. (See Note 7 below).

7.  CAPITAL STOCK

      Authorized

      Unlimited          common shares

      Issued                                                        2005           2004

      13,700,000         common shares (2004-13,400,000)        $ 13,183,025    $12,766,131
                                                                ============    ===========

    The changes in the issued and outstanding shares during 2004 and 2005 are as follows:

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              8.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

   7.  CAPITAL STOCK (CONT'D)

                                                                                Number of
                                                                                 shares     Consideration
Balance beginning of period                                                             -   $          -

Issued for cash and exchange rights                                             4,000,001      3,600,001
Issued on acquisition of Transition stock and exchange rights                   1,400,000      1,400,000
Issued on acquisition of Alzheimer's project from Ellipsis
  Biotherapeutics Corporation                                                   4,462,459      5,009,733
Issued on conversion of debt assumed                                            2,537,541      1,990,267

Issued for cash                                                                 1,000,000      1,000,000
Redeemed for cash                                                                      (1)            (1)
Costs of issue                                                                          -       (233,869)
                                                                               ----------   ------------
BALANCE DECEMBER 31, 2004                                                      13,400,000     12,766,131
Redeemed for cash                                                                (750,000)      (708,106)

Issued for cash                                                                   750,000        825,000

Issued for services rendered by Transition (See note 11 (c))                      300,000        300,000
                                                                               ----------   ------------

BALANCE DECEMBER 31, 2005                                                      13,700,000   $ 13,183,025
                                                                               ==========   ============

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              9.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

    7.   CAPITAL STOCK (CONT'D)

    2004 TRANSACTIONS

    During 2004 the Corporation acquired from Ellipsis Biotherapeutics Corporation pursuant to Section 85 of the Income Tax Act, its interest in intellectual property related to technology for the treatment, prevention or reversal of Alzheimer's Disease and other neurological diseases along with the benefit of certain contracts entered into by Ellipsis Biotherapeutics Corporation. Under the terms of the acquisition, the Corporation paid an aggregate of $7,174,200 which was satisfied by the issuance of 4,462,459 of its common shares at $1 per share, the assumption of accrued liabilities of $174,200 and the assumption of convertible debt of $1,990,267.

    Pursuant to the terms of the convertible debt, such debt was immediately converted to 2,537,541 of the Corporation's common shares.

    Pursuant to an agreement with Transition Therapeutics Inc., the Corporation issued 2.4 million of its common shares in exchange for 884,956 Transition common shares, $1 million in cash and 4,000,000 exchange rights (the "Exchange Rights").

    The Corporation included the Exchange Rights as part of a unit sold to new private and institutional shareholders who have invested $4 million in cash in exchange for 4,000,000 units. Each unit consisted of one common share and one Exchange Right. Each Exchange Right allowed the holder to convert one common share into 0.8264 of a Transition common share before February 4, 2006.

    Upon incorporation, the Corporation issued one common share for cash. This share was subsequently redeemed for $1 cash.

    2005 TRANSACTIONS

    During the year the company redeemed 750,000 shares for $825,000 and the premium paid on redemption of $116,894 was charged to deficit.

    During the year the company made a rights offering to existing shareholders to take up to 750,000 common shares at $1.10 per share. As a result 750,000 common shares were issued for $825,000 cash.

    Pursuant to the agreement with Transition Therapeutics Inc. (See Note 11(c)) certain milestones were reached by Transition with regard to the development of the company's proprietary technology. As a result, 300,000 common shares of the company were issued at an agreed value of $1 per share.

8.  STOCK OPTIONS

    In connection with the issuance of shares, the Corporation agreed to pay a commission valued at $270,000 in the form of a stock option for 300,000 of its common shares which is exercisable until November 2, 2024 for the sum of $1 in aggregate. Subsequent to the end of the year, this option was exercised.

9.  RESTATEMENT OF PRIOR YEAR

    During the year an error was discovered with the recording in 2004 of a warrant to purchase common shares in exchange for services rendered having a value of $114,637. This recording was reversed, retroactively.

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                             10.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

10. INCOME TAXES

    The Corporation has non-capital loss carryforwards which expire as follows:

Year                     Federal          Ontario
2014                    $ 115,000        $ 115,000
2015                    $ 803,000        $ 803,000

    The corporation also has scientific research and experimental development expense carryforwards of $1,184,000.

    The potential income tax benefits relating to these carryforwards have been recognized in these accounts to the extent of future income taxes payable.

    Temporary differences and carryforwards give rise to the following future income tax assets and liabilities:

                                            2005         2004
FUTURE TAX ASSETS
Share issue costs                        $   22,358   $  109,959
Tax loss carryforwards                      396,257       82,850
Research and development carryforwards      427,623            -
                                         ----------   ----------
                                         $  846,238   $  192,809
                                         ==========   ==========
FUTURE TAX LIABILITY
Technology                               $2,370,886   $2,699,768
Research and development tax credits        149,668            -
Other                                            65            -
                                         ----------   ----------
                                         $2,520,619   $2,699,768
                                         ==========   ==========

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                             11.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

11. COMMITMENTS

The Corporation is party to a number of agreements in connection with its business. The more significant include the following:

    (a) Pursuant to a licensing agreement purchased, the Corporation is committed to make milestone payments as Diagnostic Royalty Products are approved in Canada, the United States or Europe: upon initiation of human efficacy (Phase II) clinical trials and upon the first regulatory approval of a Therapeutic Royalty product in Canada, the United States or Europe. In addition, ongoing royalties of 10% of the first $100 million of revenue from Diagnostic Royalty products and 7% of revenue in excess of $100 million. Royalties are also payable in connection with revenue from Therapeutic Royalty Products at a rate of 2.5% of the first $100 million of revenue and 1.5% of the excess.

    (b) The Corporation is party to a three year agreement with Albany Molecular Research Inc. with regard to the formulation of molecular compounds to be used by the Corporation in pre-clinical studies, human subjects and/or clinical studies involving human subjects.

    (c) The Corporation is party to a Services Agreement with Transition Therapeutics Inc. pursuant to which Transition will assist Ellipsis Neurotherapeutics Inc. with the commercialization of its proprietary technology. The fee payable for such services will be up to $1,600,000 which fee shall be paid and satisfied by Ellipsis Neurotherapeutics Inc. issuing up to 1,600,000 of its common shares. Such fees earned and shares issued are to be in stages as various milestones are achieved by Transition. During the year two of such milestones were reached with the result that 300,000 common shares were issued at a value of $300,000.

    (d) The Corporation is party to a Master Services Agreement with LAB Pre-clinical Research International, Inc. with regard to the conduct of pre-clinical research studies.

    (e) The Corporation is party to a research agreement with SFBC Anapharm in which SFBC will conduct 6 month clinical trials involving animals.

    (f) The Corporation is party to a contract with Cantox Health Sciences International whereby Cantox will audit laboratories involved in animal studies to ensure compliance with Good Laboratory Practices.

    (g) The Corporation is party to an agreement with Parexcel International who will provide planning assistance with human clinical trials and for assistance in dealing with the U.S. Food and Drug Administration.

    (h) The Corporation is party to an agreement with the University of Minnesota who will conduct research on the effect of molecular compounds on animals.

    (i) The Corporation is party to an agreement with Patheon who will produce capsules including compounds for use in the corporations human clinical trials.

    (j) The Corporation is has leased office space for aggregate annual rentals of approximately $30,800 until July 31, 2006.

12. FINANCIAL INSTRUMENTS

    The Company's financial instruments recognized in the balance sheet consist of cash, accounts receivable, advance due to/from related parties, substantially all current liabilities (except for income taxes payable).

    The estimated fair values of recognized financial instruments have been determined based on the Company's assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market condition.

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                             12.

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

    The fair value of cash, accounts receivable and current liabilities approximate their carrying amounts due to the short-term maturity of these instruments.

    CREDIT RISK

    CASH

    As at December 31, 2005 the Corporation has $2,055,149 of cash and cash equivalents which is not covered by the Canada Deposit Insurance Corporation.

                                                      EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                             13.

                        ELLIPSIS NEUROTHERAPEUTICS INC.

                        FINANCIAL STATEMENTS
                        THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005





                                    [DRAFT]

ELLIPSIS NEUROTHERAPEUTICS INC.
FINANCIAL STATEMENTS
(UNAUDITED)
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

                                    CONTENTS

                                                                        PAGE
NOTICE TO READER                                                          2

FINANCIAL STATEMENTS

  Balance Sheet                                                           3

  Statement of Loss and Deficit                                           4

  Statement of Cash Flows                                                 5

  Notes to Financial Statements                                         6 - 10

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              1.





                                    [DRAFT]

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS
                                             10 MILNER BUSINESS COURT, SUITE 501
                                                        TORONTO, ONTARIO M1B 3C6
                                                               TEL: 416-293-5560
                                                               FAX: 416-293-5377

                                NOTICE TO READER

We have compiled the balance sheet of Ellipsis Neurotherapeutics Inc. as at September 30, 2005 and the statements of income and retained earnings and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Toronto, Ontario
October 19, 2005                                        CHARTERED ACCOUNTANTS

                                                                              2.





                                    [DRAFT]

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                                   BALANCE SHEET
                                                                     (UNAUDITED)

AS AT SEPTEMBER 30,                                                                                          2005
-----------------------------------------------------------------------------------------------------    ------------
                                                      ASSETS
CURRENT
   Cash and cash equivalents                                                                             $  2,392,380
   Accounts receivable                                                                                          8,637
   Inventory                                                                                                  939,341
   Prepayments and deposits                                                                                    40,373
   Investment tax credits recoverable                                                                         218,892
                                                                                                         ------------

                                                                                                            3,599,623

LONG TERM INVESTMENTS (Note 3)                                                                              1,000,000

FUTURE TAX ASSETS (Note 9)                                                                                    579,824

PROPERTY PLANT AND EQUIPMENT (Note 4)                                                                           2,444

TECHNOLOGY (Note 5)                                                                                         8,194,506
                                                                                                         ------------

                                                                                                         $ 13,376,397
                                                                                                         ============

                                                    LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                                                               $    638,316

FUTURE TAX LIABILITY (Note 9)                                                                               2,188,856
                                                                                                         ------------

                                                                                                            2,827,172
                                                                                                         ------------

                                              SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK (Note 6)                                                                                     11,943,388

STOCK OPTIONS (Note 7)                                                                                        270,000

WARRANTS (Note 8)                                                                                             114,637

DEFICIT                                                                                                    (1,778,799)
                                                                                                         ------------

                                                                                                           10,549,226
                                                                                                         ------------

                                                                                                         $ 13,376,398
                                                                                                         ============

APPROVED ON BEHALF OF THE BOARD:

_______________________________________  Director

_______________________________________  Director

     The accompanying notes are an integral part of these financial  statements.

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              3.





                                    [DRAFT]

                                                 ELLIPSIS NEUROTHERAPEUTICS INC.
                                                   STATEMENT OF LOSS AND DEFICIT
                                                                     (UNAUDITED)

THREE MONTH PERIOD ENDED SEPTEMBER 30,                                                                       2005
---------------------------------------------------------------------------------------------------      -------------
REVENUE
   Interest income                                                                                       $      23,201
                                                                                                         -------------
EXPENSES
   Amortization of technology assets                                                                           501,705
   Research and development                                                                                    367,135
   Office expenses                                                                                             284,728
   Memberships and licences                                                                                     33,618
   Salaries and wages                                                                                           15,000
   Travel expenses                                                                                              12,921
   Telephone and telecommunications                                                                              8,877
   Professional fees                                                                                             7,644
   Rent and premises                                                                                             3,141
   Bank charges and interest                                                                                        29
   Loss on foreign exchange                                                                                    (13,820)
                                                                                                         -------------

                                                                                                             1,220,978
                                                                                                         -------------

LOSS FROM OPERATIONS BEFORE INCOME TAXES                                                                    (1,197,777)

FUTURE INCOME TAXES                                                                                           (449,844)
                                                                                                         -------------

NET LOSS BEFORE EXTRAORDINARY ITEMS FOR THE PERIOD                                                            (747,933)

DEFICIT, BEGINNING OF PERIOD                                                                                  (913,972)
                                                                                                         -------------

                                                                                                            (1,661,904)

PREMIUM PAID ON REDEMPTION OF SHARES                                                                          (116,894)
                                                                                                         -------------

LOSS END OF PERIOD, DEFICIT END OF PERIOD                                                                $  (1,778,798)
                                                                                                         =============

     The accompanying notes are an integral part of these financial statements.

                                                       EDMONDSON BALL DAVIES LLP
                                                           CHARTERED ACCOUNTANTS

                                                                              4.





                                    [DRAFT]